Mail Stop 4561

September 24, 2007

Kevin T. Parker
Chairman, President and Chief Executive Officer
Deltek, Inc.
13880 Dulles Corner Lane
Herdon, VA 20171

      Re: Deltek, Inc.
                Amendment No. 2 to the Registration Statement on Form S-1
                Filed September 17, 2007
                File No. 333-142737

Dear Mr. Parker:

We have reviewed your revised filing and have the following comments.

<u>Form S-1/A</u>

<u>General</u>

1.   We note your revised disclosure on page 130 regarding compliance with Rule 2710(h) of the NASD Rules of Conduct should you elect to use greater than 10% of the net proceeds of the offering to repay indebtedness under your credit agreement with affiliates of Credit Suisse Securities, J.P. Morgan Securities, and Wachovia Capital Markets. Once you have named an underwriter to assume the responsibilities of acting as the qualified independent underwriter in establishing a maximum offering price and conducting due diligence, you should highlight this role of the new underwriter on the cover page and include a risk factor that notes the risks resulting from the conflict between the economic interests of Credit Suisse Securities, J.P. Morgan Securities, and Wachovia Capital Markets in a higher offering price and potential investors in a lower one. In the summary or in the risk factor, concisely describe the principal functions of the qualified independent underwriter, such as establishing the maximum offering price and conducting due diligence.

2.   Please refer to prior comment 2 from our letter dated September 11, 2007. We note from your response to out prior comment that all underwriters currently named on the cover page will engage in independent due diligence on this offering and may participate in the pricing call. However, given your new disclosure on the requirement to have a qualified

independent underwriter, please tell us if the roles of the other underwriters will be more limited.

Prospectus Summary, page 1

Our Company, page 1

3.   Please refer to prior comment 3 from our letter dated September 11, 2007. We note your response to our prior comment and the nature of the supplemental materials provided to support your claims as to your competitive position a provider of enterprise application software and related service designed and developed specifically for project-focused organization. However, the statements made by Forrester Research, TEC and IDC do not focus on any leadership positions based upon your customer base as currently provided in the prospectus as the basis for your claims as to competitive position. In this regard, we continue to question the clarity and usefulness of the disclosure relating to the number of customers by industry and sector to potential investors, as no qualitative disclosure is provided regarding the customer base of any of your competitors or the size of contractual commitments with your customers referenced that appears necessary to allow investors to independently evaluate these statements. Given that the supplemental documentation provided appears to address the uniqueness of your approach to the project-focused market rather than your statistical market share, it is not clear that these statements support your current disclosure. We continue to believe that if the disclosure in the prospectus regarding brand recognition and market share are based solely on your evaluation of the markets in which you operate, you should revise your statements to indicate that these are your opinions as to such matters or provide investors with sufficient information to evaluate these statements. Please revise or advise.

Capitalization, page 29

4.   We note from your disclosures on page 6 that the number of shares outstanding immediately after this offering is based on 39,540,217 shares of the Company's common stock outstanding as of September 1, 2007 plus shares of your common stock to be issued upon exercise of options immediately prior to the closing of this offering. We further note your discussion of such options in your use of proceeds disclosures on page 27 and in your pro forma capitalization table on page 29. Please provide a list of the options for which you are referring. Do the members of your senior management or your Board of Directors have an obligation to exercise such options prior to effectiveness? If not, then tell us how you determined it is appropriate to include the assumption that such options will be exercised throughout your registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 36

5.   We note your response to our prior comment 10 and your revised disclosures on pages 38 and 39 regarding your selection criteria for the comparable companies/transactions used in your valuations. We further note that these methodologies yielded a range of values that were used to estimate the Company's enterprise value. In this regard we note your reference to the "mean of adjusted EBITDA and revenue multiples of the comparable software companies" that was used in your July 2006 and October 2006 valuations. For the December 2006 valuation and for the fiscal 2007 valuations, however, you indicate that the multiples were selected from "within the range of multiples" of your set of comparable companies. It is not clear from your disclosure or your responses, how wide these ranges were and what impact your selections "within the range" versus using a "median of the range" had on your enterprise valuations. Supplementally provide the median and range of market multiples as determined at each valuation date. Tell us how you determined which multiples within such ranges to use in determining the fair value of your common stock and provide the multiple used at each valuation date.

6.   We note your response to our prior comment 11. Considering the estimated price range, which was communicated within 10 days of your most recent stock option grant, is considerably higher than your most recent valuation and significantly higher than your valuation six months prior, we do not believe that the Company's response adequately supports the reasons for the differences between the valuations as determined by your Board of Directors and the estimated price range. With regards to such information, please provide the following:

- For each factor provided, quantify the impact that each factor had on your reconciliation of the fair value to the midpoint of the estimated price range;
- Tell us the marketability discount that was used at each valuation date;
- You indicate that the estimated offering price range assumed successful resolution of a number of significant contingencies and variables. Please explain further what these contingencies and variables were and tell us why you believe similar items were not factored into the underwriters' valuations;
- Explain and quantify any additional factors that contributed to the significant increase in the value of your common stock as determined by your Board of Directors versus the value determined by the underwriters.

Also, revise your filing accordingly to include a discussion of each of these factors.

Management, page 73

Compensation Discussion and Analysis, page 80

2006 Executive Compensation, page 80

Compensation Philosophy, page 81

7.   Please refer to prior comment 15 from our letter dated September 11, 2007. We note from your response and revised disclosure that you do not have pre-defined allocations between cash and non-cash compensation or between salary, bonus, or equity compensation components but instead seek solely to benchmark each component of total compensation at a targeted level of the 50th to 75th percentiles of compensation paid to those in similar positions in your peer group. However, your disclosure on page 82 states that "[t]otal compensation targets (base salary, bonus and equity) for individuals are based on competitive data from [y]our peer group and on an annual evaluation of the executive's performance and the company's performance." Your current disclosure is unclear as to the criteria used to establish total compensation targets and should be revised to clarify the criteria used in making such determinations. If total compensation is based solely on benchmarks with your peer group, revise to address how such benchmarking ensures that total compensation meets the goals of your compensation philosophy disclosed on page 81. Moreover, you should discuss why your compensation was chosen as to each named executive officer individually and the reasons your CEO or the compensation committee believe such compensation appropriately reflects the duties and responsibilities of that executive. For example, you should specifically discuss the rationale for granting Mr. Reagan a $40,000 minimum EICP payment guaranteed to the time of hire and a similar payment to Ms. Parent in 2006. Statements that such payments were conditions of the offer letter to these executives does not sufficiently address the rationale for making such payments, the amount of the payments and how such payments fit into your decisions as to total compensation for these executives in fiscal 2006.

Incentive Compensation, page 82

Plan Structure, page 83

8.   You state that compensation under your EICP is generally a pre-established percentage of an executive's base salary, "generally ranging between 50% to 60% of the executive's annual salary, depending on the specific position and responsibilities for each executive." You also disclose that executives were awarded a payout greater than the 2006 target payout because of the success in meeting company performance targets in 2006. However, your disclosure should specifically address the reasons Mr. Parker received an award equal to 88% of his annual salary in fiscal 2006 and the reason Ms. Parent received awards (both the guaranteed EICP payment and the additional payment made to her under the plan in 2006) equal to 102% of her base salary in fiscal 2006, while your other named executive officers received payouts of amounts between 48% (for Mr.

Kevin T. Parker
Deltek, Inc.
September 24, 2007
Page 5

Brehm) and 66% (for Mr. Lowry). You should then address why the percentages set for each named executive officer were chosen and how such amounts fit within your overall compensation philosophy.

9.   Please refer to prior comment 16 from our letter dated September 11, 2007. We note your revised disclosure on pages 83-84 listing the types of individual goals assessed in determining the individual performance of your named executive officers. However, your disclosure should specifically disclose the individual performance goals set for each named executive officer in fiscal 2006 and your rating given to each named executive by your CEO or the compensation committee based upon those goals and the impact of each rating on the EICP compensation awarded to that executive.

10.   Also, as previously requested in prior comment 16, you should revise your disclosure to specifically state the company performance and individual performance targets for 2007 to the extent those targets have been established since the end of fiscal 2006. See Instruction 4 to Item 402(b). Your disclosure should specifically address the manner in which total compensation targets for fiscal 2007 took into account or were based upon the total compensation paid in fiscal 2006. You should provide insight into the factors considered prior to the awarding of performance-based compensation (including cash compensation components), such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Equity, page 85

11.   Please refer to prior comment 15 from our letter dated September 11, 2007. We note your revised disclosure that equity grants made March 15, 2007 were "designed to ensure equity compensation remains competitive within [y]our peer group and that [you] incentivize and retain the executive officers who are critical to [y]our success." However, this revised disclosure does not adequately address our prior comment. First, your disclosure does not address the rationale or reasoning for the equity awards issued to your named executive officers in fiscal 2006, how such awards were determined relative to overall compensation and the reasons your compensation committee believed such awards were appropriate for each executive. Second, we continue to believe that you should revise to disclose how the equity awards issued in March 2007 ensure that equity compensation remains competitive within your peer group (i.e., were the awards benchmarked against similar awards in 2006 by your peer group or designed to increase the equity holdings of your executives to some level amongst your peer group) and the manner in which these awards were taken into consideration in setting overall compensation targets for your executives in 2007.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions or if you require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (202) 639-7003
Richard A. Steinwurtzel, Esq.
Vasiliki B. Tsaganos, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
Telephone: (202) 639-7078